Exhibit 99.1

Weibo Announces Third Quarter 2025 Unaudited Financial Results

BEIJING, China – November 18, 2025 – Weibo Corporation (“Weibo” or the “Company”) (Nasdaq: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

“We are pleased with our progress made in our intelligent search front,” said Gaofei Wang, CEO of Weibo. “On the user product front, we have completed homepage information feeds product revamp, with recommendation feed as the main product interface to enhance users’ content consumption scale and efficiency. On the AI technology application front, the user scale and search queries of Weibo intelligent search continued to grow robustly in the third quarter, which fulfilled and drove users’ search demand on the platform. On the monetization front, we further solidified our advantage in content marketing and enhanced the conversion of our promoted feed ad. On the advertising technology front, we continuously strengthened the application of AI technology across the entire advertising process to enhance monetization efficiency.”

Third Quarter 2025 Highlights

•	Net revenues were US$442.3 million, a decrease of 5% year-over-year or a decrease of 4% year-over-year on a constant currency basis [1].
•	Advertising and marketing revenues were US$375.4 million, a decrease of 6% year-over-year or a decrease of 5% year-over-year on a constant currency basis [1].
•	Value-added services ("VAS") revenues were US$66.9 million, an increase of 2% year-over-year or an increase of 2% year-over-year on a constant currency basis [1].
•	Income from operations was US$117.3 million, representing an operating margin of 27%.
•	Net income attributable to Weibo’s shareholders was US$221.1 million and diluted net income per share was US$0.83.
•	Non-GAAP income from operations was US$132.0 million, representing a non-GAAP operating margin of 30%.
•	Non-GAAP net income attributable to Weibo’s shareholders was US$110.7 million and non-GAAP diluted net income per share was US$0.42.
•	Monthly active users ("MAUs") were 578 million in September 2025.
•	Average daily active users ("DAUs") were 257 million in September 2025.

[1] We define constant currency (non-GAAP) by assuming that the average exchange rate in the third quarter of 2025 was the same as it was in the third quarter of 2024, or RMB7.15=US$1.00.

Third Quarter 2025 Financial Results

For the third quarter of 2025, Weibo’s total net revenues were US$442.3 million, a decrease of 5% compared to US$464.5 million for the same period last year.

Advertising and marketing revenues for the third quarter of 2025 were US$375.4 million, a decrease of 6% compared to US$398.6 million for the same period last year. The decrease mainly resulted from less advertising revenue contribution from those sectors which largely benefited from the Paris Olympic Games in the same period last year, such as food and beverage; and the decrease was partially offset by the solid ad revenue growth of e-commerce and automobile sectors. Advertising and marketing revenues excluding advertising revenues from Alibaba were US$329.9 million, a decrease of 13% compared to US$377.1 million for the same period last year. Advertising and marketing revenues from Alibaba were US$45.5 million, an increase of 112% compared to US$21.5 million for the same period last year, mainly attributable to incremental ad budget from its local service initiatives as well as its strong marketing demand for e-commerce activities in the third quarter.

VAS revenues for the third quarter of 2025 were US$66.9 million, an increase of 2% compared to US$65.9 million for the same period last year.

Costs and expenses for the third quarter of 2025 totaled US$325.0 million, an increase of 1% compared to US$323.2 million for the same period last year.

Income from operations for the third quarter of 2025 was US$117.3 million, compared to US$141.3 million for the same period last year. Operating margin for the third quarter of 2025 was 27%, compared to 30% for the same period last year. Non-GAAP income from operations for the third quarter of 2025 was US$132.0 million, compared to US$164.5 million for the same period last year. Non-GAAP operating margin for the third quarter of 2025 was 30%, compared to 35% for the same period last year.

Non-operating income for the third quarter of 2025 was US$163.4 million, compared to US$23.6 million for the same period last year. Non-operating income mainly included (i) net interest and other income of US$123.7 million, which reflected an equity method pick up gain of US$117.8 million from a fund investment. The gain resulted from a lag in the reporting of fair value increase of a listed investee held by the fund investment in the second quarter of 2025. The Company expects to record an equity pick up loss from the same fund investment in the fourth quarter of 2025, due to subsequent share price volatility that will be reflected on a lagged basis. Under non-GAAP measures, a total of US$115.2 million net equity pick up gains were excluded; and (ii) gain on fair value change of US$39.5 million from an investment, which was excluded under non-GAAP measures.

Income tax expenses for the third quarter of 2025 were US$57.2 million, compared to US$32.2 million for the same period last year, primarily due to the recognition of US$29.4 million deferred tax liability related to equity pick up gains in the third quarter 2025.

Net income attributable to Weibo’s shareholders for the third quarter of 2025 was US$221.1 million, compared to US$130.6 million for the same period last year. Diluted net income per share attributable to Weibo’s shareholders for the third quarter of 2025 was US$0.83, compared to US$0.50 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the third quarter of 2025 was US$110.7 million, compared to US$139.2 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the third quarter of 2025 was US$0.42, compared to US$0.53 for the same period last year.

As of September 30, 2025, Weibo’s cash, cash equivalents and short-term investments totaled US$2.04 billion. For the third quarter of 2025, cash provided by operating activities was US$200.0 million, capital expenditures totaled US$5.1 million, and depreciation and amortization expenses amounted to US$15.4 million.

Conference Call

Weibo's management team will host a conference call from 6:00 AM to 7:00 AM Eastern Time on November 18, 2025 (or 7:00 PM to 8:00 PM Beijing Time on November 18, 2025) to present an overview of the Company's financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial-in and instructions will be provided in the confirmation email upon registering.

Participants Registration Link:

https://register-conf.media-server.com/register/BI6959cc815a174e4b8da9bc9d0e7e4211

Additionally, a live and archived webcast of this conference call will be available at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, net results of impairment and provision on investments, gain/loss on sale of investments and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans. Adjusted EBITDA represents non-GAAP net income attributable to Weibo’s shareholders before interest income/expense, net, income tax expenses/benefits, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. Weibo generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. We are continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Among other things, Weibo’s expected financial performance and strategic and operational plans, as described, without limitation, in quotations from management in this press release, contain forward-looking statements. Weibo may also make written or oral forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to sustain or grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual reports on Form 20-F and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2025	2024	2025
Net revenues:
Advertising and marketing	$398,615	$375,373	$1,112,843	$1,097,831
Value-added services	65,865	66,932	185,007	186,127
Net revenues	464,480	442,305	1,297,850	1,283,958

Costs and expenses:
Cost of revenues (1)	92,381	106,188	268,992	298,441
Sales and marketing (1)	123,069	131,399	340,928	336,956
Product development (1)	80,411	77,909	232,826	231,998
General and administrative (1)	27,297	9,467	78,660	43,341
Total costs and expenses	323,158	324,963	921,406	910,736
Income from operations	141,322	117,342	376,444	373,222

Non-operating income:
Investment related income, net	16,905	39,733	12,180	44,978
Interest and other income (loss), net	6,699	123,690	(730)	153,381
	23,604	163,423	11,450	198,359

Income before income tax expenses	164,926	280,765	387,894	571,581
Less: Income tax expenses	32,197	57,242	90,516	113,238

Net income	132,729	223,523	297,378	458,343
Less: Net income attributable to non-controlling interests	545	870	1,564	1,633
Accretion to redeemable non-controlling interests	1,617	1,560	3,878	2,968
Net income attributable to Weibo’s shareholders	$130,567	$221,093	$291,936	$453,742

Basic net income per share attributable to Weibo’s shareholders	$0.55	$0.93	$1.23	$1.90
Diluted net income per share attributable to Weibo’s shareholders	$0.50	$0.83	$1.12	$1.71

Shares used in computing basic net income per share attributable to Weibo’s shareholders	237,499	238,938	237,107	238,620
Shares used in computing diluted net income per share attributable to Weibo’s shareholders	265,824	269,382	264,856	268,088

(1) Stock-based compensation in each category:
Cost of revenues	$1,539	$854	$4,839	$3,073
Sales and marketing	3,454	1,970	10,488	7,133
Product development	8,593	4,489	27,324	16,669
General and administrative	4,512	3,111	13,666	10,615

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of
	December 31,	September 30,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	$1,890,632	$1,081,382
Short-term investments	459,852	963,067
Accounts receivable, net	339,754	379,434
Prepaid expenses and other current assets	348,774	313,994
Amount due from SINA(1)	452,769	439,993
Current assets subtotal	3,491,781	3,177,870

Property and equipment, net	215,034	280,940
Goodwill and intangible assets, net	272,004	265,360
Long-term investments	1,389,199	1,721,691
Other non-current assets	1,136,481	1,452,922
Total assets	$6,504,499	$6,898,783

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$158,435	$217,660
Accrued expenses and other current liabilities	652,369	578,680
Income tax payable	84,690	71,412
Deferred revenues	72,642	81,900
Current liabilities subtotal	968,136	949,652

Long-term liabilities:
Convertible senior notes	320,803	323,159
Unsecured senior notes	744,662	745,388
Long-term loans	795,311	793,060
Other long-term liabilities	96,701	150,394
Total liabilities	2,925,613	2,961,653

Redeemable non-controlling interests	45,103	28,426

Shareholders’ equity :
Weibo shareholders’ equity	3,482,771	3,854,720
Non-controlling interests	51,012	53,984
Total shareholders’ equity	3,533,783	3,908,704
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$6,504,499	$6,898,783

(1) Included short-term loans to and interest receivable from SINA of US$417.7 million as of December 31, 2024 and US$406.6 million as of September 30, 2025.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2025	2024	2025
Income from operations	$141,322	$117,342	$376,444	$373,222
Add: Stock-based compensation	18,098	10,424	56,317	37,490
Amortization of intangible assets resulting from business acquisitions	5,112	4,197	15,182	12,480
Non-GAAP income from operations	$164,532	$131,963	$447,943	$423,192

Net income attributable to Weibo’s shareholders	$130,567	$221,093	$291,936	$453,742
Add: Stock-based compensation	18,098	10,424	56,317	37,490
Amortization of intangible assets resulting from business acquisitions	5,112	4,197	15,182	12,480
Investment related gain/loss, net (1)	(16,905)	(39,733)	(12,180)	(44,978)
Non-GAAP to GAAP reconciling items on the share of equity method investments	1,975	(115,222)	18,921	(116,825)
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(501)	(505)	(1,372)	(1,575)
Tax effects on non-GAAP adjustments (2)	(1,112)	28,501	(3,297)	27,282
Amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans	1,951	1,943	6,542	5,829
Non-GAAP net income attributable to Weibo’s shareholders	$139,185	$110,698	$372,049	$373,445

Non-GAAP diluted net income per share attributable to Weibo’s shareholders	$0.53 *	$0.42 *	$1.42 *	$1.41 *

Shares used in computing GAAP diluted net income per share attributable to Weibo’s shareholders	265,824	269,382	264,856	268,088
Shares used in computing non-GAAP diluted net income per share attributable to Weibo’s shareholders	265,824	269,382	264,856	268,088

Adjusted EBITDA:
Net income attributable to Weibo’s shareholders	$130,567	$221,093	$291,936	$453,742
Non-GAAP adjustments	8,618	(110,395)	80,113	(80,297)
Non-GAAP net income attributable to Weibo’s shareholders	139,185	110,698	372,049	373,445
Interest income, net	(6,348)	(5,132)	(24,909)	(29,216)
Income tax expenses	33,309	28,741	93,813	85,956
Depreciation expenses	8,985	10,979	27,571	30,491
Adjusted EBITDA	$175,131	$145,286	$468,524	$460,676

Net revenues	$464,480	$442,305	$1,297,850	$1,283,958

Non-GAAP operating margin	35%	30%	35%	33%

(1)	To adjust impairment and provision on investments, gain/loss on sale of investments and fair value change of investments.

(2)	To adjust the income tax effects of non-GAAP adjustments, which primarily related to amortization of intangible assets resulting from business acquisitions and fair value change of investments. Other non-GAAP adjustment items have no tax effect, because (i) they were recorded in entities established in tax free jurisdictions, or (ii) full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.

*	Net income attributable to Weibo’s shareholders is adjusted for interest expense of convertible senior notes for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2025	2024	2025
Net revenues
Advertising and marketing
Non-Ali advertisers	$377,112	$329,889	$1,036,380	$973,993
Alibaba	21,503	45,484	76,463	123,838
Subtotal	398,615	375,373	1,112,843	1,097,831

Value-added services	65,865	66,932	185,007	186,127
	$464,480	$442,305	$1,297,850	$1,283,958